Exhibit 20

2008 ANNUAL
FARMERS & MERCHANTS BANCORP SHAREHOLDERS’ MEETING
Excerpts from Comments By:
Presiding Meeting Chairman Kent Steinwert (President & CEO)
Monday, May 19, 2008

Good afternoon Ladies and Gentlemen, I’m Kent Steinwert, your President & CEO and welcome to the 9th annual meeting of the shareholders of Farmers & Merchants Bancorp and the 92nd annual meeting of the shareholders since the founding of Farmers & Merchants Bank back in 1916. The Board of Directors appointed me to be the Chairman of today’s meeting. This is the 11th year that I have had this distinction. We have great news to share with you today on the continued success of your Company. I am proud to announce to you that your Company remains in excellent financial condition and continues to receive strong ratings from nationally recognized bank rating companies Your Company generated exceptional results despite a plethora of bad news for the banking industry and the economy in general. Specifically, we achieved earnings per share growth of 11% in 2007 and 7% for the first quarter of 2008. This was only possible due to the valuable guidance received from the Board of Directors, the extraordinary performance of the F&M employees, the support of our valued clients and of course, your patience and commitment in providing capital to the Company.

And now Ladies and Gentlemen, I am calling to order the 2008 Annual Meeting of the Shareholders of Farmers & Merchants Bancorp. Your Board of Directors has appointed four individuals to serve as election inspectors. BILL BRUNEEL, the senior inspector, is assisted by BILL RUSSELL, SUE CLARK and JEAN MOERSCH.

As of the record date for the Annual Shareholders’ Meeting, we had 1,488 shareholders. 80 new shareholders were added this past year.

Proxy cards were mailed around April 17, 2008 to shareholders of record at the close of business on March 26, 2008. A total of 796,690 shares of common stock were outstanding as of the record date and entitled to vote in this election. If you have not yet done so, please turn in your proxy card. Bill Bruneel is waiting over to my left to assist you. You may also raise your hand and one of the greeters will pick up your proxy and turn it in to Bill for tabulation.

I am pleased to announce that a quorum is present at today’s meeting. A quorum represents, 398,346 votes. Again, if you have not turned in your proxy, please raise your hand and one of the greeters will collect it and deliver it to the Election Inspectors for tabulation. Or, you may deliver the ballot to them yourself.

I want to personally thank the many shareholders who have shared their thoughts and provided input over the past year. Your feedback was deeply appreciated. As always, please feel free to call me at the Bank. At the conclusion of this meeting and during the dinner celebration that follows, the members of Executive Management will be visiting each table to say hello and answer any questions you may have.

I am now requesting our Executive Vice President and Corporate Secretary, Steve Haley, to read the minutes of the 2007 annual meeting of the shareholders. Note – copy of minutes will be available at the Executive Offices for your review with an appointment.

Let me take a moment to provide you with a more thorough review of the Company’s FY 2007 and 1st Quarter 2008 financial results. We were particularly pleased with the overall results given the turmoil that has battered the financial markets, particularly sub-prime residential mortgage loans and securities. Throughout this period, your Company’s financial results and capital levels remained strong. It is worth repeating that Farmers & Merchants Bank did not originate any sub-rime loans and our investment portfolio is well diversified across high-quality agency, municipal and mortgage-backed securities. The mortgaged-backed securities were all issued by Federal Government sponsored entities. Many of our peer banks have reported a decrease in earnings over the past several quarters and particularly for the 1st Quarter of 2008. A number of financial institutions have reported net losses. In contrast, F&M enjoyed record 2007 and 1st quarter 2008 results, significantly outpacing the industry peer group.

For ten years we have been disciplined in developing and maintaining a long term Strategic Plan consisting of initiatives designed to insure Farmers & Merchants Bancorp remains an independent and sustainable enterprise. The cornerstone of this plan is our commitment to continuous improvement of our products, services and operational processes, as well as reducing overall enterprise risk in order to increase profitability and your total return on investment. We believe in our ability to successfully evolve F&M’s operations over time despite an economy increasingly impacted by rising carbon costs. We are constantly pursuing competitive advantage by thinking strategically about the entire customer value chain. Persistence in the pursuit of our Strategic Plan, along with conservative stewardship of the Company’s balance sheet are key reasons for our ability to deliver to you 41 consecutive quarters of improved earnings performance over the same period the prior year.

Throughout 2007, we focused on expanding our core deposit base and strengthening our loan portfolio management in an effort to mitigate growing risk in several economic sectors, particularly residential housing. The housing downturn in the Central Valley may be one of the worst in the United States. Stockton, Sacramento, Modesto and Merced, our core serving area, have all been listed in the top 10 foreclosure markets in the country. The speed and severity of the decline in prices is the worst I have seen in my career. Many businesses related to the residential home industry, (decorators, home furnishings, drywall and electrical contractors, landscapers, pool companies and nurseries) have also been negatively impacted by the steep economic decline in the residential housing market.

Fortunately, we enjoy the advantage of having a well diversified loan portfolio, managed by a seasoned and capable staff. They were timely in working closely with our higher risk borrowers to address weaknesses early. Their results to date, in my opinion, have been nothing short of brilliant. But, this downturn is only beginning as foreclosures may not peak until the 3rd and 4th quarter of this year and continue into 2009. Given the severity of this economic downturn in real estate, even our conservative portfolio underwriting practices may not be enough for F&M to avoid some impact. While your Company has thus far dodged the avalanche of problem loans that have plagued many of our competitors, I feel it is possible that F&M will experience a higher level of past due loans, non-accruing loans, OREO and loan charge-offs in the future. However, given the experience of our credit administration team and our sizeable Loan Loss Reserve, I remain positive about F&M’s future performance.

I am extremely pleased to announce to you today, Farmers & Merchants Bancorp’s first quarter 2008 financial results. The Company earned net income of $5,763,722 for the quarter ending March 31, 2008. Earnings per share of common stock outstanding for the first quarter were $7.21, up 7% from the first quarter of the prior year. In addition, loans outstanding grew 5%. We also grew total core deposits, despite the liquidity crunch and total assets were $1,559,108,172 up 7.7% over the first quarter of 2007. Return on average assets for the quarter was 1.54%, and return on average equity was 15.77%. Both ratios compared favorably to the industry. As of March 31, 2008, the Company’s loan quality remained extremely high with non-performing assets as of March 31, 2008 totaling only 0.10% of loans. In addition, the Company’s loan loss reserve remained appropriate at $19,032,298, up 5% from the prior year and at a level of 1.7% of loans outstanding.

I also think it is important to reflect on the performance of your investment over the past several years for the period ending 12/31/07. Shareholder compounded annualized rate of return from 1997 – 2007 was 19.25%.

Furthermore, over the past 5 years, shareholder compounded annualized rate of return on your investment has been 18.1%. The compounded annualized rate of increase in paid cash dividends per share over the past 5 years has been 13.4%.

At the end of the first quarter of 2008, risk based capital, allowance for loan losses and asset quality have remained strong and above peer bank levels.

I am also pleased to announce to you today that based on the strong first quarter financial results, your Board of Directors unanimously voted to declare a mid-year cash dividend of $4.85 per share (up from $4.35), an 11.5% increase over last year. The cash dividend will be paid 7/01/08 to shareholders of record as of 6/09/08. This is the 11th consecutive year that we have increased the mid-year cash dividend. Cash dividends have now been paid for 73 sequential years.

Ladies and Gentlemen, Proxy proposal #1 addresses the election of nine Directors to serve as the Board of Directors of Farmers & Merchants Bancorp for the next year, until the next annual shareholders’ meeting. The nine individuals nominated to be Directors include:

Stewart C. Adams, Jr.

Ralph Burlington

Edward “Butch” Corum, Jr.

Ole R. Mettler

James E. Podesta

Kevin Sanguinetti

Kent A. Steinwert

Calvin (Kelly) Suess

Carl A. Wishek, Jr.

Based upon the vote count as of 8 am this morning, all directors were re-elected.

Thank you for attending the 2008 annual shareholders’ meeting. I am hereby adjourning the meeting.